NO ACT

PE 12-21-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025182

January 26, 2012

Received SEC

JAN 26 2012

Washington, DC 20549

Timothy S. Taylor
Baker Botts L.L.P.
timothy.taylor@bakerbotts.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-12

Re: Cleco Corporation
Incoming letter dated December 21, 2011

Dear Mr. Taylor:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Cleco by Calvert Investment Management, Inc. and The Green Century Equity Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jennifer Green
Calvert Investment Management, Inc.
jennifer.green@calvert.com

Larisa Ruoff
The Green Century Equity Fund
lruoff@greencentury.com

January 26, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Cleco Corporation
Incoming letter dated December 21, 2011

The proposal requests that the company prepare a report discussing the company's sustainability risks and opportunities, including an analysis of material water-related risks.

We are unable to concur in your view that Cleco may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal focuses on the significant policy issue of sustainability. Accordingly, we do not believe that Cleco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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December 21, 2011

Timothy S. Taylor
TEL +1 713.229.1184
FAX +1 713.229.7784
timothy.taylor@bakerbotts.com

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Cleco Corporation
Shareholder Proposal of Green Century Equity Fund & Calvert Investment Management, Inc.
Submitted to Cleco Corporation under Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of our client, Cleco Corporation, a Louisiana corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(7), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2012 Proxy Materials") the shareholder proposal and statements in support thereof (the "Proposal") submitted and co-sponsored by Green Century Equity Fund and Calvert Investment Management, Inc. (the "Proponents"). For the reasons stated below, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(7). A copy of the Proposals submitted by the Proponents are attached hereto as Exhibit A and Exhibit B.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. In accordance with Rule 14a-8(j)(1), we are sending a copy of this submission to the Proponents. The Company expects to file its Proxy Materials in definitive form with the Commission on or about March 16, 2012.

I. The Proposal

On November 14 and November 15, 2011, the Company received two letters from the Proponents detailing the Proposal, the resolution portion of which provides:

> Shareholders request that Cleco Corporation issue a sustainability report that includes a comprehensive discussion of the company's sustainability risks and opportunities, including an analysis of material water-related risks. The report

should be available by September 1, 2012, be prepared at reasonable cost, and omit proprietary information.

II. Basis for Excluding the Proposal—Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from a proxy statement when it "deals with a matter relating to the company's ordinary business operations." The "ordinary business" exclusion rests on two central considerations. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second concern is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The purpose behind this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Id.* A proposal that requests that a company prepare a special report will not remove it from the confines of 14a-8(i)(7). Release No. 34-20091 (August 16, 1983).

The Staff has consistently authorized the exclusion of proposals that focus on ordinary business matters such as the evaluation of risk, even if the proposal deals with larger social issues. *See, e.g.*, *ONEOK, Inc.* (available February 7, 2008) (permitting the exclusion of a proposal that requested a report regarding "carbon dioxide and other emissions"); *Xcel Energy Inc.* (available April 1, 2003) (concurring with the company that a proposal which requested a report concerning "emissions of carbon dioxide, sulphur dioxide, nitrogen oxide and mercury emissions" could be excluded); Staff Legal Bulletin 14C (CF) (June 28, 2005) ("SLB 14C").

However, a company may not exclude a proposal that relates to ordinary business matters if the proposal (i) focuses on a "significant policy issue" and (ii) there is "sufficient nexus between the nature of the proposal and the company." Staff Legal Bulletin 14E (CF) (October 27, 2009) ("SLB 14E"). An issue is a "significant policy issue" if its subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." *Id.* But, when a "proposal's underlying subject matter involves an ordinary business matter to the company," the proposal is generally excludable. SLB 14E. The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but is instead "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In determining whether the subject matter of the proposal is a significant policy issue, the Staff considers the proposal and the supporting statement as a whole. SLB 14C.

In applying SLB 14E, the Staff has continued to refuse to permit the exclusion of proposals requesting sustainability and environmental reports regarding the effects of a company's operations on the environment. For example, in both *Chesapeake Energy Corp.* (available April 13, 2010) and *Ultra Petroleum Corp.* (available March 26, 2010), the Staff refused to concur with the exclusion of proposals requesting that each company prepare a report summarizing the effects of the company's fracturing operations on the environment because the proposals "focuse[d] primarily on the environmental impacts" of the company's operations. Likewise, in *SunTrust Banks, Inc.* (available January 13, 2010), the Staff did not permit the exclusion of a proposal that requested a "sustainability report describing strategies to address the environmental and social impacts of [the company's] business, including strategies to address climate change."

However, when a proposal "addresses matters beyond the environmental impact" of a company's activities, it is excludable. *JPMorgan & Chase Co.* (available Mar. 12, 2010). For example, in *JPMorgan & Chase Co.*, the Staff considered a proposal that requested a report "assessing the impact of [mountain top removal coal mining by JPMorgan's] clients on the environment" and the "adoption of a policy barring future [JPMorgan] financing of companies engaged in [mountain top removal coal mining]." The Staff permitted JPMorgan to exclude the proposal because it impacted JPMorgan's ordinary business operations like its "decision to extend credit or provide other types of financial services to particular types of customers." *Id.*

In the present case, the Proposal seeks an evaluation of the Company's business risks related to water scarcity[1]; not the risks that the Company's operations pose to water supplies. Specifically, the Proposal requests a "discussion of the [C]ompany's sustainability risks and opportunities, including an analysis of material water-related risks," refers to "particularly significant business risks" and how the Company's current "disclosure lags behind sector peers," and seeks a "thorough disclosure [from the Company] on water-related risks." Unlike the proposals in *Chesapeake Energy Corp.* and *Ultra Petroleum Corp.*, which focused primarily on the environmental impacts of each company's operations, the language of the resolution and supporting statement in the Proposal make it clear that the Proponents are focused on risks particular to the Company rather than social policy.

The Company is public utility holding company which holds investments in several subsidiaries which, among other things, generate, transmit, distribute and sell electricity. The Company primarily uses water as a coolant to cool its power-producing equipment, which in turn helps produce electricity. As a result, the Proposal would necessarily require the Company to undertake a detailed evaluation of how water scarcity may affect the Company's equipment, methods of cooling equipment, methods of generating electricity, business structure, relationships with wholesale power suppliers, relationships with customers, the means by which it transmits and sells electricity, and would necessarily encompass the Company's budgets, capital expenditure plans, and its short- and long-term business strategies. In addition, the Company's primary operating subsidiary, Cleco Power LLC, is subject to the jurisdiction of the

[1] The Proposal states that "[f]or electric utilities, water scarcity poses particularly significant business risks therefore the proponents believe increased disclosure is warranted."

Louisiana Public Service Commission ("LPSC") with respect to retail rates and standards of service, and the Federal Energy Regulatory Commission ("FERC") with respect to rates for wholesale service, interconnections, and the transmission of power and reliability. Accordingly, the Proposal would also require a detailed analysis of the impact of water scarcity on the Company's compliance with LPSC and FERC regulations and orders. The sustainability report detailing the Company's business operations would then be used by the shareholders to micro-manage and assess decisions by the Company's management as to its day-to-day operations and how it generates electricity, including the equipment and methods by which it produces that electricity. These are ordinary business operations at their core and implicate issues that are improper for shareholder oversight.

Moreover, the Proposal is distinguishable from other proposals the Staff has considered that address a company's assessment of risk associated with climate change generally. In *Wal-Mart Stores, Inc.* (available March 28, 2011), for example, the Staff did not permit Wal-Mart to exclude a request for "a report disclosing the business risk related to climate change." Similarly, in *General Electric Co.* (available February 8, 2011), the Staff did not concur with General Electric's proposed exclusion of a proposal that requested the preparation of a "disclosing the business risk related to . . . climate change." Conversely, in *JPMorgan & Chase Co.*, the Staff permitted the exclusion of a proposal dealing with another environmental issue: mountain top removal coal mining. Despite the significant supporting materials provided by the proponent in *JPMorgan & Chase Co.* which indicated that mountain top removal coal mining "causes massive environmental devastation" and "destroy[s] water resources," the Staff concluded that it was not a significant policy issue that transcended the day-to-day operations of the company. Likewise, the Proposal does not deal with the broader issue of climate change—as *Wal-Mart Stores, Inc.* and *General Electric Co.* make clear is a significant policy issue—but the effect of water scarcity on the Company's methods of producing electricity and its use as a coolant for [certain of] the Company's electric generating units. Further, the Proponents have failed to show that water scarcity is such a significant policy issue that it is appropriate for a shareholder vote or articulate a sufficient nexus between the Company's business and water scarcity. This is particularly true in light of the fact that nearly all of the Company's water withdrawals are returned to the source body of water.

III. Conclusion

For the reasons stated above, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the 2012 Proxy Materials. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1184.

We appreciate your attention to this request.

Very truly yours,

Timothy S. Taylor

Timothy S. Taylor

cc: Wade A. Hoefling
Judy P. Miller
Ted Prouty

EXHIBIT A

Green Century Equity Fund Proposal

[Begins on Next Page]

GREEN CENTURY FUNDS

November 15, 2011

Judy P. Miller
Corporate Secretary
Cleco Corporation
P.O. Box 5000
Pineville, Louisiana, 71361-5000

Dear Ms. Miller:

The Green Century Equity Fund is filing the enclosed shareholder resolution, for inclusion in Cleco Corporation's (Cleco) proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of Cleco's stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is attached.

As long-standing shareholders, we are filing the enclosed resolution requesting that the Board of Directors provide a sustainability report to shareholders, prepared at reasonable cost and omitting propriety information, describing how Cleco Corporation is managing its sustainability risks and opportunities, including an analysis of material water-related risks. Green Century believes that sustainability reporting is a critical component of a company's commitment to stakeholders and that the reporting process is in the economic interest of shareholders. If prior to the annual meeting the company agrees to the request outlined in the resolution, we believe that this resolution would be unnecessary.

The Green Century Equity Fund (Green Century) is co-filing this proposal and Calvert Investments will act as the primary filer. Please direct any correspondence to both parties. For Calvert Investments, please contact Jennifer Green, at 301-961-4757, or via email at

PRINTED ON RECYCLED PAPER WITH SOYBASED INK

jennifer.green@calvert.com. For Green Century, Larisa Ruoff will serve as our point of contact. She may be reached at 617-482-0800, or by email to lruoff@greencentury.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Kristina Curtis
President
The Green Century Equity Fund

Enclosures: Resolution Text

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Investment Management, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Investment Management, Inc.

Mike Lombardo, Senior Sustainability Analyst and Manager, Index, Calvert Investment Management, Inc.

Jennifer Green, Associate Sustainability Analyst, Calvert Investment Management, Inc.

Sustainability Report Resolution
Cleco Corporation - 2012 Annual Meeting

WHEREAS: We believe tracking and reporting on environmental, social and governance (ESG) business practices makes a company more responsive to a global business environment which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting allows companies to better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in products and processes, develop company-wide communications, publicize innovative practices, and receive feedback.

There has been an increase in corporate management of ESG issues and in turn, corporate sustainability reporting. According to a 2011 KPMG report (Corporate Sustainability: A Progress Report), 62% of companies surveyed (378 global companies) have sustainability strategies in place. A 2008 survey found that 80% of the Global Fortune 250 companies now release corporate responsibility data, which is up from 64% in 2005 (KPMG International Survey of Corporate Responsibility Reporting 2008). Today, companies such as Bloomberg provide information on ESG performance that investors, including Goldman Sachs and Morgan Stanley, utilize in investment decisions.

For electric utilities, water scarcity poses particularly significant business risks therefore the proponents believe increased disclosure is warranted. Thermoelectric power generation is responsible for approximately 40% of water withdrawals in the U.S. According to the 2009 report "Global Climate Change Impacts in the United States", climate models "project that Gulf Coast states will tend to have less rainfall in winter and spring, compared with the more northern states in the region. Because higher temperatures lead to more evaporation of moisture from soils and water loss from plants, the frequency, duration, and intensity of droughts are likely to continue to increase". (www.globalchange.gov/usimpacts)

Furthermore, in January 2010, the SEC issued new interpretive guidance calling on companies to provide increased information on the material risks associated with climate change, including water-related risks.

Currently, Cleco has very limited public information on its programs, policies and strategies aimed at addressing ESG issues and its disclosure lags behind sector peers. Therefore, proponents encourage the company to produce a comprehensive sustainability report that includes thorough disclosure on water-related risks.

RESOLVED: Shareholders request that Cleco Corporation issue a sustainability report that includes a comprehensive discussion of the company's sustainability risks and opportunities, including an analysis of material water-related risks. The report should be available by September 1, 2012, be prepared at reasonable cost, and omit proprietary information.

SUPPORTING STATEMENT: We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance and that Cleco commit to continuous improvement in reporting. We encourage use of the Global Reporting Initiative (GRI) Guidelines. The GRI (www.globalreporting.org) is a globally accepted reporting framework considered the gold standard of reporting. The GRI also provides a flexible reporting system that allows companies to report incrementally over time.

EXHIBIT B

Calvert Investment Management, Inc. Proposal

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4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

Calvert INVESTMENTS

November 14, 2011

Judy P. Miller
Corporate Secretary
Cleco Corporation
P.O. Box 5000
Pineville, Louisiana, 71361-5000

Dear Ms. Miller:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 42 mutual funds sponsored by Calvert Investments, Inc., including 21 funds that apply sustainability criteria. As of November 3, 2011, Calvert had over $12.8 billion in assets under management.

The Calvert Social Index Fund, the Calvert VP S&P MidCap 400 Index Portfolio and the Calvert VP Russell 2000 Small Cap Index Portfolio (each a "Fund," together the "Funds") are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that the Board of Directors provide a sustainability report to shareholders, prepared at reasonable cost and omitting propriety information, describing how Cleco Corporation is managing its sustainability risks and opportunities, including an analysis of material water-related risks. Calvert continues to believe that sustainability reporting is a critical component of a company's commitment to stakeholders and that the reporting process is in the economic interest of shareholders.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Jennifer Green, at 301-961-4757, or contact her via email at jennifer.green@calvert.com.

Calvert recognizes that the Green Century Equity Fund intends to act as a co-sponsor of the resolution. We understand that Ms. Larisa Ruoff, on behalf of the Green Century Equity Fund, will serve as their point of contact. Please include Ms. Ruoff on all correspondence. She may be reached at 617-482-0800, or by email to lruoff@greencentury.com.

We appreciate your attention to this matter and look forward to working with you.

Printed on recycled paper containing 100% post-consumer waste. A UNIFI Company

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and Assistant Secretary
Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Enclosures: Resolution Text

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Investment Management, Inc.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Investment Management, Inc.

Mike Lombardo, Senior Sustainability Analyst and Manager, Index, Calvert Investment Management, Inc.

Jennifer Green, Associate Sustainability Analyst, Calvert Investment Management, Inc.

Larisa Ruoff, Director of Shareholder Advocacy, Green Century Capital Management

Sustainability Report Resolution
Cleco Corporation - 2012 Annual Meeting

WHEREAS: We believe tracking and reporting on environmental, social and governance (ESG) business practices makes a company more responsive to a global business environment which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting allows companies to better integrate and gain strategic value from existing sustainability efforts, identify gaps and opportunities in products and processes, develop company-wide communications, publicize innovative practices, and receive feedback.

There has been an increase in corporate management of ESG issues and in turn, corporate sustainability reporting. According to a 2011 KPMG report (Corporate Sustainability: A Progress Report), 62% of companies surveyed (378 global companies) have sustainability strategies in place. A 2008 survey found that 80% of the Global Fortune 250 companies now release corporate responsibility data, which is up from 64% in 2005 (KPMG International Survey of Corporate Responsibility Reporting 2008). Today, companies such as Bloomberg provide information on ESG performance that investors, including Goldman Sachs and Morgan Stanley, utilize in investment decisions.

For electric utilities, water scarcity poses particularly significant business risks therefore the proponents believe increased disclosure is warranted. Thermoelectric power generation is responsible for approximately 40% of water withdrawals in the U.S. According to the 2009 report "Global Climate Change Impacts in the United States", climate models "project that Gulf Coast states will tend to have less rainfall in winter and spring, compared with the more northern states in the region. Because higher temperatures lead to more evaporation of moisture from soils and water loss from plants, the frequency, duration, and intensity of droughts are likely to continue to increase". (www.globalchange.gov/usimpacts)

Furthermore, in January 2010, the SEC issued new interpretive guidance calling on companies to provide increased information on the material risks associated with climate change, including water-related risks.

Currently, Cleco has very limited public information on its programs, policies and strategies aimed at addressing ESG issues and its disclosure lags behind sector peers. Therefore, proponents encourage the company to produce a comprehensive sustainability report that includes thorough disclosure on water-related risks.

RESOLVED: Shareholders request that Cleco Corporation issue a sustainability report that includes a comprehensive discussion of the company's sustainability risks and opportunities, including an analysis of material water-related risks. The report should be available by September 1, 2012, be prepared at reasonable cost, and omit proprietary information.

SUPPORTING STATEMENT: We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance and that Cleco commit to continuous improvement in reporting. We encourage use of the Global Reporting Initiative (GRI) Guidelines. The GRI (www.globalreporting.org) is a globally accepted reporting framework considered the gold standard of reporting. The GRI also provides a flexible reporting system that allows companies to report incrementally over time.